Exhibit 99.1

VivoPower International PLC Announces Chief Executive Officer Stock Purchase Plans

LONDON, December 30, 2020

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that its Executive Chairman and Chief Executive Officer, Kevin Chin, has elected to take all of a market-based adjustment to his chairman’s fee in VivoPower stock rather than cash. This follows a review by an independent external remuneration advisory group which determined the VivoPower board members were being paid materially below market levels for comparable companies. The total number of restricted stock units (“RSUs”) to be issued to Mr. Chin will be equivalent to 7,788 shares in accordance with the Company’s Omnibus Incentive Plan. In addition, the other non-executive directors of VivoPower have also elected to receive all but $2,000 of their adjusted board fees in RSUs, amounting to 7,788 shares each.

In addition, Mr. Chin intends to add to his stockholder ownership during open trading windows in the coming year.

Mr. Chin stated, “I intend to buy more of our stock as soon as the trading window opens, as do a number of my fellow board members. This reflects our increasing confidence in the Company’s outlook.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the purchase and timing of any future share purchases during open trading windows. Any purchases made by VivoPower’s directors or officers will be subject to compliance with applicable laws, and there is no guarantee that purchases will be made. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com